
07006358

AB 4/18

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
APR 17 2007
PROCESSING
SECTION
WASH

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 45657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BBVA Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5075 Westheimer Rd., Suite 604E,
(No. and Street)

Houston, Texas 77056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvador Puente 713-341-8232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900, Houston, Texas 77002-5678
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 20 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 4/19

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Salvador Puente, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BBVA Investments, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

My Commission expires 06-14-2008

Signature

TREASURER.

Title


PATRICIA CORTES RUBIO
NOTARY PUBLIC
STATE OF TEXAS
06-14-2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BBVA Investments, Inc.
Index
December 31, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors

To the Board of Directors and Stockholders of
BBVA Investments, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of BBVA Investments, Inc. ("the Company") at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2007

BBVA Investments, Inc.
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 6,156,577
Deposits held by clearing brokers, restricted	361,536
Commissions receivable from clearing brokers	412,913
Receivable from related party	51,680
Accounts receivable	1,052,034
Property and equipment, net	610,830
Other assets	184,982
	$ 8,830,552
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 298,310
Payable to clearing brokers	52,763
Taxes payable	95,335
Bonuses payable	1,257,132
Total liabilities	1,703,540
Commitments and contingencies	
Stockholders' equity	
Common stock, $1 par value; 2,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	1,885,674
Retained earnings	5,241,238
Total stockholders' equity	7,127,012
Total liabilities and stockholders' equity	$ 8,830,552

The accompanying notes are an integral part of these financial statements.

BBVA Investments, Inc.
Statement of Operations
Year Ended December 31, 2006

Revenues	
Commission income	$ 6,513,162
Administrative and referral fees	3,981,756
Interest income	214,824
Other income	302,413
Total revenues	11,012,155
Expenses	
Employee compensation and benefits	5,279,486
Floor brokerage and clearing	574,882
Professional fees	334,256
Office overhead	313,890
Travel and entertainment	457,352
Communication	486,346
Depreciation	197,898
Other operating expenses	345,570
Total expenses	7,989,680
Income before provision for income taxes	3,022,475
Provision for income taxes	1,156,665
Net income	$ 1,865,810

The accompanying notes are an integral part of these financial statements.

BBVA Investments, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at January 1, 2006	$ 100	$ 1,885,674	$ 3,375,428	$ 5,261,202
Net income			1,865,810	1,865,810
Balances at December 31, 2006	$ 100	$ 1,885,674	$ 5,241,238	$ 7,127,012

The accompanying notes are an integral part of these financial statements.

BBVA Investments, Inc.
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 1,865,810
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	197,898
(Increase) decrease in operating assets	
Deposits held by clearing brokers, restricted	(5,014)
Commissions receivable from clearing brokers	(239,578)
Receivable from related party	98,694
Accounts receivable	188,607
Other assets	(107,277)
Increase (decrease) in operating liabilities	
Accounts payable and accrued expenses	29,740
Payable to clearing brokers	19,161
Taxes payable	(25,526)
Bonuses payable	209,571
Net cash provided by operating activities	2,232,086
Cash flows from investing activities	
Purchase of property and equipment	(446,577)
Net cash used in investing activities	(446,577)
Net increase in cash and cash equivalents	1,785,509
Cash and cash equivalents	
Beginning of year	4,371,068
End of year	$ 6,156,577
Supplemental disclosure of cash flow information	
Income taxes paid	$ 1,061,331

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies

The Company

BBVA Investments, Inc. ("Company") is a broker-dealer registered under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was incorporated under the laws of the state of New York on January 11, 1993. The Company is 90% owned by BBVA Bancomer Holdings Corporation ("BHC") and was 10% owned by other wholly owned subsidiaries of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"). On June 16, 2006, BHC and the minority interest of the Company were contributed to The Laredo National Bank ("LNB"), ultimately a wholly owned subsidiary of BBVA. The Company's primary business is brokerage of non-Mexican securities to Mexican customers and affiliates of LNB and Mexican securities to U.S. institutional customers.

General

The books and records of the Company are maintained on the accrual basis of accounting. The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis and forwards all transactions to a clearing broker ("Clearing Broker").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the financial statement date and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from those estimates.

Revenues

Commissions earned are related to customer's trading volume and dollar amounts of the trades. Commissions and clearance charges are recorded on a trade-date basis as securities transactions occur. The Company's securities transactions are settled by the Clearing Brokers.

Referral fees are recorded based on the monthly volume of activity referred to customers by the Company pursuant to agreements with related parties.

Cash and Cash Equivalents

Cash and cash equivalents include cash and all highly liquid investments with original maturities of 90 days or less when purchased.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and depreciated using the straight-line method. Furniture and fixtures and autos are depreciated over a five-year period and computer equipment is depreciated over a three-year period. Leasehold improvements are depreciated over the lesser of the related lease terms or the estimated useful lives. Cost of maintenance and repairs is charged to expense. Cost and accumulated depreciation are removed from the accounts when assets are sold or retired, and the resulting gains and losses are included in operations.

Income Taxes
For the period January 1, 2006, through June 15, 2006, the Company's revenues and expenses are included in the consolidated tax return filed by BHC. After June 16, 2006, the Company's revenues and expenses are included in the consolidated tax return filed by LNB. The Company's tax calculations are made as if the Company prepared a separate tax return. Additionally, the Company records a tax benefit for net operating losses, if it is more likely than not, that such losses can be utilized in the consolidated return.

Deferred income tax assets and liabilities are computed annually for the differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Fair Value of Financial Instruments
Due to their short-term nature, the carrying amounts of the Company's cash and cash equivalents, deposits held by clearing brokers, commission receivable from clearing brokers, receivable from related party, accounts receivable, accounts payable, accrued expenses, payable to clearing brokers, and payable to related party approximate their fair value.

2. Related-Party Transactions

Referral fees of $374,666 and commission income of $154,732 were earned for services provided to LNB and other related parties.

The Company's activities are substantially governed by BHC and LNB, and the Company receives financial and administrative support from other related parties. Therefore, the financial condition and results of operations may not necessarily be indicative of those which would have resulted if the Company had been operated as an unaffiliated entity.

3. Deposits Held by Clearing Brokers

Under the terms of the clearing agreements between the Company and the Clearing Brokers, the Company is required to maintain a certain level of cash or securities on deposit with the Clearing Brokers. Should the Clearing Brokers suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the Clearing Brokers. The Company has funds invested in a money market account on deposit with the Clearing Brokers to meet this requirement. As of December 31, 2006, there were no amounts owed to the Clearing Brokers by these customers.

4. Property and Equipment

The following is a summary of property and equipment as of December 31, 2006:

	Estimated Useful Life (In Years)	
Furniture and fixtures	5	$ 295,694
Computer equipment	3	657,553
Autos	5	43,866
Leasehold improvements	5	451,602
		1,448,715
Less: Accumulated depreciation		(837,885)
Furniture and equipment, net		$ 610,830

5. Commitments and Contingencies

Lease Agreements
The Company is committed with a related party under a sub-lease agreement for office space which expires in 2012. Approximate future minimum rentals under this lease is as follows:

Years Ending	
2007	$ 213,431
2008	213,431
2009	213,431
2010	213,431
2011	213,431
Thereafter	213,431
	$ 1,280,586

Office rent expense for the year ended December 31, 2006, was $235,684

Employee Benefit Plan
The Company maintains a 401(k) plan whereby eligible employees may contribute up to 17% of their gross compensation (subject to Internal Revenue Code limitations). The Company matches 50% of each participant's contribution up to 6% of such participant's compensation. Contributions to this plan were $143,948 for the year ended December 31, 2006.

Other Risks of Loss
During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

6. Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ("Rule"), which requires the maintenance of a minimum net capital, as defined under such rule. This Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $5,220,255 which was $5,106,686 in excess of the minimum requirement of $113,569. The Company's aggregate indebtedness to net capital ratio was .33 to 1.

The Company is exempt from the possession, control and reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 as the Company is an introducing broker and dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker and dealer who promptly transmits all customer funds and securities to the clearing brokers and dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing brokers and dealers.

7. Income Taxes

The significant components of the deferred tax asset, which is included in other assets, are as follows at December 31, 2006:

Long-term compensation accrual	$ 119,982
Fixed assets	19,733
Deferred tax asset	$ 139,715

Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate to pretax income as a result of the following:

Tax at U.S. statutory rate	$ 1,057,866
State taxes	88,400
Other	10,399
	$ 1,156,665

8. Concentration of Credit Risk and Off-Balance-Sheet Risk

The Company has cash deposited in financial institutions that, at times, exceeds the federally insured amount of $100,000. Management believes that the risk of loss is minimal.

The Company is engaged in various securities brokerage activities serving a diverse group of institutional investors in the United States and retail investors in Mexico. All of the Company's customer securities transactions are executed on a fully disclosed basis through the Clearing Brokers. Pursuant to the terms of the agreements between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has market risk on its customers' buy and sell transactions. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities. The risk of default depends on the creditworthiness of the institutional customers. In addition, the Company has the right to pursue collection or performance from the

counterparties who do not perform under their contractual obligations. The Company and the Clearing Brokers perform extensive due diligence with respect to each customer accepted to minimize the Company's risk. As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company has recorded no liabilities with regard to the right. During 2006, the Company was not required to pay the Clearing Brokers any amounts for these guarantees.

The Company is further exposed to credit risk for commissions receivable from the Clearing Brokers. Such credit risk is generally limited to the amount of the prior month's commissions receivable.

9. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2006. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2006.

BBVA Investments, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Schedule I

Stockholders' equity		$ 7,127,012
Deduct		
Nonallowable assets		
Property and equipment, net	610,830	
Receivable from related party	51,680	
Accounts receivable and other assets	1,237,016	
Total nonallowable assets	1,899,526	
Net capital before haircuts on securities position		5,227,486
Haircuts on securities		-
Money market fund		7,231
Net capital		5,220,255
Computation of Net Capital Requirement Pursuant to SEC Rule 15c3-1		
Aggregate indebtedness (total liabilities)	1,703,540	
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $100,000)		113,569
Net capital in excess of minimum requirements		$ 5,106,686
Ratio of aggregate indebtedness to net capital		.33 to 1

There is no difference between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited PART IIA FOCUS Report as of December 31, 2006.

BBVA Investments, Inc.
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006 — Schedule II

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

BBVA Investments, Inc.
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006 — Schedule III

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

BBVA Investments, Inc.

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholders of
BBVA Investments, Inc.

In planning and performing our audit of the financial statements of BBVA Investments, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to

PRICEWATERHOUSECOOPERS

provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2007

END